Bangkok Bank
ธนาคารกรุงเทพ

[redacted]

09045343

January 19, 2009

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for 2008 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

SUPPL

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

SEC Mail Processing Section
FEB 13 2009
Washington, DC
106

Yours sincerely,
Bangkok Bank Public Company Limited

PROCESSED
MAR 02 2009
THOMSON REUTERS

Kulathida Sivayathorn
Executive Vice President
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

ธนาคารกรุงเทพ
Bangkok Bank

Ref: AFD.FA.FS 6 /2552
January 19, 2009

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unaudited financial statements for the year 2008

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-3 for the year ended December 31, 2008, one copy each in Thai and in English as follows:

Document No. 1	Balance Sheet as at December 31, 2008 and 2007
Document No. 2	Statements of Income for the quarters ended December 31, 2008, September 30, 2008 and December 31, 2007
Document No. 3	Statements of Income for the years ended December 31, 2008 and 2007
Document No. 4	Summary of Financial Results for 4th quarter and year ended December 31, 2008

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 1

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	2008	2007	Increase (Decrease) %	2008	2007	Increase (Decrease) %
ASSETS						
CASH	41,505,777	35,715,065	16.2	41,413,640	35,655,288	16.2
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	11,958,446	3,897,681	206.8	11,242,816	2,869,238	291.8
Non-interest bearing	5,802,222	8,751,870	(33.7)	5,775,055	8,705,343	(33.7)
Foreign items						
Interest bearing	87,323,172	159,287,865	(45.2)	84,013,533	149,335,320	(43.7)
Non-interest bearing	33,813,574	5,427,507	523.0	33,360,303	5,133,682	549.8
Total interbank and money market items, net	138,897,414	177,364,923	(21.7)	134,391,707	166,043,583	(19.1)
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	-	10,200,000	(100.0)	-	10,200,000	(100.0)
INVESTMENTS						
Current investments, net	120,742,513	142,780,939	(15.4)	119,648,871	141,815,472	(15.6)
Long-term investments, net	162,697,991	168,898,966	(3.7)	160,841,014	168,569,192	(4.6)
Investments in subsidiaries and associated companies, net	400,896	320,905	24.9	5,967,911	5,955,912	0.2
Total investments, net	283,841,400	312,000,810	(9.0)	286,457,796	316,340,576	(9.4)
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,181,217,132	1,042,074,184	13.4	1,171,716,239	1,035,390,964	13.2
Accrued interest receivable	3,405,638	3,093,151	10.1	3,390,628	3,071,920	10.4
Total loans and accrued interest receivable	1,184,622,770	1,045,167,335	13.3	1,175,106,867	1,038,462,884	13.2
Less Allowance for doubtful accounts	(53,980,194)	(63,386,789)	(14.8)	(53,397,708)	(62,916,228)	(15.1)
Less Revaluation allowance for debt restructuring	(6,370,495)	(4,082,528)	56.0	(6,370,495)	(4,082,528)	56.0
Total loans and accrued interest receivable, net	1,124,272,081	977,698,018	15.0	1,115,338,664	971,464,128	14.8
PROPERTIES FOR SALE, NET	35,980,627	40,300,457	(10.7)	29,619,628	33,785,934	(12.3)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	492,888	554,291	(11.1)	492,888	554,291	(11.1)
PREMISES AND EQUIPMENT, NET	30,822,507	30,189,111	2.1	30,617,003	30,019,778	2.0
DERIVATIVE REVALUATION	9,477,789	3,264,599	190.3	9,466,665	3,250,140	191.3
OTHER ASSETS, NET	11,820,675	8,684,085	36.1	12,045,521	8,484,946	42.0
TOTAL ASSETS	1,677,111,158	1,595,971,359	5.1	1,659,843,512	1,575,798,664	5.3

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS
"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	2008	2007	Increase (Decrease) %	2008	2007	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,201,005,321	1,166,308,888	3.0	1,202,286,347	1,166,671,971	3.1
Deposits in foreign currencies	121,282,116	111,062,403	9.2	109,190,368	100,396,403	8.8
Total deposits	1,322,287,437	1,277,371,291	3.5	1,311,476,715	1,267,068,374	3.5
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	12,180,444	16,562,821	(26.5)	12,602,103	16,571,672	(24.0)
Non-interest bearing	4,659,954	3,828,442	21.7	4,567,033	3,859,272	18.3
Foreign items						
Interest bearing	36,122,222	41,010,407	(11.9)	32,691,583	34,903,574	(6.3)
Non-interest bearing	2,936,791	2,754,733	6.6	3,023,639	2,772,796	9.0
Total interbank and money market items	55,899,411	64,156,403	(12.9)	52,884,358	58,107,314	(9.0)
LIABILITIES PAYABLE ON DEMAND	5,449,818	5,703,010	(4.4)	5,425,272	5,589,615	(2.9)
BORROWINGS						
Short-term borrowings	59,833,857	34,072,317	75.6	58,934,809	33,411,660	76.4
Long-term borrowings	9,293,587	8,643,063	7.5	9,293,587	8,643,063	7.5
Total borrowings	69,127,444	42,715,380	61.8	68,228,396	42,054,723	62.2
BANK'S LIABILITIES UNDER ACCEPTANCES	492,888	554,291	(11.1)	492,888	554,291	(11.1)
PROVISIONS FOR CONTINGENCIES	4,106,244	4,000,337	2.6	4,106,244	4,000,337	2.6
INTEREST PAYABLE	6,992,427	9,497,535	(26.4)	6,907,940	9,413,263	(26.6)
DERIVATIVE REVALUATION	15,189,633	3,035,426	400.4	15,174,093	3,020,932	402.3
OTHER LIABILITIES	21,962,841	22,300,747	(1.5)	21,970,284	21,598,187	1.7
TOTAL LIABILITIES	1,501,508,143	1,429,334,420	5.0	1,486,666,190	1,411,407,036	5.3

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS 2008	2007	Increase (Decrease) %	SEPARATE FINANCIAL STATEMENTS 2008	2007	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
1,655,000 preferred shares of Baht 10 each	16,550	16,550	-	16,550	16,550	-
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	-	39,983,450	39,983,450	-
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	-	19,088,429	19,088,429	-
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	-	56,346,232	56,346,232	-
UNREALIZED INCREMENT PER LAND APPRAISAL	10,191,315	10,192,264	-	10,191,315	10,192,264	-
UNREALIZED INCREMENT PER PREMISES APPRAISAL	5,493,374	6,398,381	(14.1)	5,493,374	6,398,381	(14.1)
UNREALIZED GAINS ON INVESTMENT	11,304,109	13,403,433	(15.7)	11,279,497	13,402,528	(15.8)
UNREALIZED LOSSES ON INVESTMENT	(5,417,385)	(1,620,859)	234.2	(5,412,797)	(1,619,628)	234.2
FOREIGN EXCHANGE ADJUSTMENT	(1,566,131)	(1,938,657)	(19.2)	(1,107,236)	(1,492,458)	(25.8)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-	-	-
RETAINED EARNINGS						
Appropriated						
Legal reserves	13,000,000	12,000,000	8.3	13,000,000	12,000,000	8.3
Others	46,500,000	36,500,000	27.4	46,500,000	36,500,000	27.4
Unappropriated	19,987,235	15,564,819	28.4	17,798,508	13,575,880	31.1
TOTAL	174,972,578	165,979,442	5.4	173,177,322	164,391,628	5.3
MINORITY INTEREST	630,437	657,497	(4.1)	-	-	-
TOTAL SHAREHOLDERS' EQUITY	175,603,015	166,636,939	5.4	173,177,322	164,391,628	5.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,677,111,158	1,595,971,359	5.1	1,659,843,512	1,575,798,664	5.3
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	6,243,315	5,920,176	5.5	6,029,008	5,920,176	1.8
LIABILITY UNDER UNMATURED IMPORT BILLS	10,555,000	11,501,561	(8.2)	10,424,147	11,321,403	(7.9)
LETTERS OF CREDIT	26,113,156	35,765,537	(27.0)	25,909,639	35,379,011	(26.8)
OTHER CONTINGENCIES	1,006,601,570	983,464,483	2.4	1,004,071,599	979,727,794	2.5

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	December 31, 2008	September 30, 2008	Increase (Decrease) %	December 31, 2007	December 31, 2008	September 30, 2008	Increase (Decrease) %	December 31, 2007
Interest and dividend income								
Interest on loans	17,250,224	16,721,325	3.2	14,825,748	17,106,664	16,572,087	3.2	14,719,780
Interest on interbank and money market items	1,095,381	1,157,828	(5.4)	2,064,262	1,062,567	1,122,066	(5.3)	1,994,578
Investments	2,510,515	2,544,198	(1.3)	3,022,304	2,504,076	2,530,566	(1.0)	3,005,990
Total interest and dividend income	20,856,120	20,423,351	2.1	19,912,314	20,673,307	20,224,719	2.2	19,720,348
Interest expenses								
Interest on deposits	6,399,937	5,954,068	7.5	6,487,376	6,309,665	5,869,986	7.5	6,410,267
Interest on interbank and money market items	(6,352)	60,196	(110.6)	773,950	(29,665)	31,650	(193.7)	725,765
Interest on short-term borrowings	592,223	541,459	9.4	92,378	585,952	534,715	9.6	94,640
Interest on long-term borrowings	369,137	356,156	3.6	354,849	369,137	356,156	3.6	354,849
Total interest expenses	7,354,945	6,911,879	6.4	7,708,553	7,235,089	6,792,507	6.5	7,585,521
Net interest and dividend income	13,501,175	13,511,472	(0.1)	12,203,761	13,438,218	13,432,212	0.0	12,134,827
Bad debt and doubtful accounts	1,230,868	(4,378,733)	128.1	1,392,168	1,176,199	(4,350,237)	127.0	1,300,144
Loss on debt restructuring	1,158,029	5,417,028	(78.6)	89,187	1,158,029	5,417,028	(78.6)	89,187
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	11,112,278	12,473,177	(10.9)	10,722,406	11,103,990	12,365,421	(10.2)	10,745,496
Non-interest income								
Loss on investments	(195,378)	(2,518,447)	92.2	(997,824)	(190,595)	(2,518,158)	92.4	(998,046)
Equity in undistributed net income	11,162	21,692	(48.5)	3,824	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	21,680	23,857	(9.1)	11,163	21,680	23,857	(9.1)	11,163
Others	4,373,305	4,551,892	(3.9)	4,417,611	4,115,944	4,314,230	(4.6)	4,085,953
Gain on exchange	1,019,456	1,052,733	(3.2)	1,168,489	1,001,454	1,037,785	(3.5)	1,149,064
Gain on disposal of assets	405,732	249,291	62.8	438,194	351,614	247,351	42.2	438,185
Other income	103,134	149,904	(31.2)	148,478	95,098	137,465	(30.8)	139,107
Total non-interest income	5,739,091	3,530,922	62.5	5,189,935	5,395,195	3,242,530	66.4	4,825,426
Non-interest expenses								
Personnel expenses	3,823,998	3,465,895	10.3	3,575,941	3,667,288	3,333,225	10.0	3,420,698
Premises and equipment expenses	1,972,089	1,744,782	13.0	1,769,195	1,930,353	1,703,574	13.3	1,725,247
Taxes and duties	440,052	772,564	(43.0)	645,121	415,307	733,747	(43.4)	638,338
Fees and service expenses	1,077,247	977,045	10.3	1,060,664	1,060,280	945,290	12.2	1,048,653
Directors' remuneration	31,028	18,587	66.9	32,746	27,050	16,950	59.6	27,550
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	1,191,388	1,193,137	(0.1)	1,203,544	1,191,388	1,193,137	(0.1)	1,203,544
Other expenses	1,216,458	1,516,467	(19.8)	1,559,586	1,221,759	1,487,181	(17.8)	1,538,146
Total non-interest expenses	9,752,260	9,688,477	0.7	9,846,797	9,513,425	9,413,104	1.1	9,602,176
Income before income tax	7,099,109	6,315,622	12.4	6,065,544	6,985,760	6,194,847	12.8	5,968,746
Income tax expenses	1,817,521	1,979,351	(8.2)	1,935,713	1,799,981	1,982,948	(9.2)	1,893,922
Net income	5,281,588	4,336,271	21.8	4,129,831	5,185,779	4,211,899	23.1	4,074,824
Attributable to								
Equity holders of the Bank	5,267,871	4,315,648	22.1	4,089,892	5,185,779	4,211,899	23.1	4,074,824
Minority interest	13,717	20,623	(33.5)	39,939	-	-	-	-
	5,281,588	4,336,271	21.8	4,129,831	5,185,779	4,211,899	23.1	4,074,824
Basic earnings per share — **Baht**	2.76	2.26	22.1	2.14	2.72	2.21	23.1	2.13
Weighted average number of ordinary shares — **Thousand shares**	1,908,843	1,908,843	-	1,908,843	1,908,843	1,908,843	-	1,908,843

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(UNAUDITED)

Baht : '000

		CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
		2008	2007	Increase (Decrease)	%	2008	2007	Increase (Decrease)	%
Interest and dividend income									
Interest on loans		64,205,996	58,673,344	5,532,652	9.4	63,648,835	58,366,993	5,281,842	9.0
Interest on interbank and money market items		5,181,353	8,546,087	(3,364,734)	(39.4)	4,981,464	8,350,265	(3,368,801)	(40.3)
Investments		11,234,336	13,031,637	(1,797,301)	(13.8)	11,281,510	13,001,551	(1,720,041)	(13.2)
Total interest and dividend income		80,621,685	80,251,068	370,617	0.5	79,911,809	79,718,809	193,000	0.2
Interest expenses									
Interest on deposits		23,886,073	29,295,798	(5,409,725)	(18.5)	23,552,799	29,021,708	(5,468,909)	(18.8)
Interest on interbank and money market items		774,193	1,922,996	(1,148,803)	(59.7)	611,852	1,832,525	(1,220,673)	(66.6)
Interest on short-term borrowings		1,622,083	583,891	1,038,192	177.8	1,610,919	595,477	1,015,442	170.5
Interest on long-term borrowings		1,412,279	1,434,912	(22,633)	(1.6)	1,412,279	1,434,912	(22,633)	(1.6)
Total interest expenses		27,694,628	33,237,597	(5,542,969)	(16.7)	27,187,849	32,884,622	(5,696,773)	(17.3)
Net interest and dividend income		52,927,057	47,013,471	5,913,586	12.6	52,723,960	46,834,187	5,889,773	12.6
Bad debt and doubtful accounts		663,045	6,065,749	(5,402,704)	(89.1)	493,677	5,827,557	(5,333,880)	(91.5)
Loss on debt restructuring		5,915,229	(486,629)	6,401,858	1,315.6	5,915,229	(486,629)	6,401,858	1,315.6
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring		46,348,783	41,434,351	4,914,432	11.9	46,315,054	41,493,259	4,821,795	11.6
Non-interest income									
Gain (loss) on investments		(2,983,613)	601,279	(3,584,892)	(596.2)	(2,975,936)	576,362	(3,552,298)	(616.3)
Equity in undistributed net income		92,327	92,791	(464)	(0.5)	-	-	-	-
Fees and service income									
Acceptances, aval and guarantees		92,024	72,394	19,630	27.1	92,024	72,394	19,630	27.1
Others		18,258,481	16,621,100	1,637,381	9.9	17,129,612	15,555,976	1,573,636	10.1
Gain on exchange		4,315,273	4,019,839	295,434	7.3	4,255,743	3,960,687	295,056	7.4
Gain on disposal of assets		1,329,929	1,320,873	9,056	0.7	1,267,139	1,215,709	51,430	4.2
Other income		461,398	427,813	33,585	7.9	433,627	413,506	20,121	4.9
Total non-interest income		21,565,819	23,156,089	(1,590,270)	(6.9)	20,202,209	21,794,634	(1,592,425)	(7.3)
Non-interest expenses									
Personnel expenses		14,186,575	12,453,472	1,733,103	13.9	13,592,587	11,904,966	1,687,621	14.2
Premises and equipment expenses		7,236,010	6,476,762	759,248	11.7	7,063,617	6,317,112	746,505	11.8
Taxes and duties		2,699,064	3,051,841	(352,777)	(11.6)	2,596,391	2,995,545	(399,154)	(13.3)
Fees and service expenses		4,027,677	3,834,402	193,275	5.0	3,953,053	3,784,430	168,623	4.5
Directors' remuneration		96,393	96,180	213	0.2	87,750	86,950	800	0.9
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund		4,773,583	4,716,224	57,359	1.2	4,773,583	4,716,224	57,359	1.2
Other expenses		5,405,798	5,403,838	1,960	0.0	5,325,955	5,263,882	62,073	1.2
Total non-interest expenses		38,425,100	36,032,719	2,392,381	6.6	37,392,936	35,069,109	2,323,827	6.6
Income before income tax		29,489,502	28,557,721	931,781	3.3	29,124,327	28,218,784	905,543	3.2
Income tax expenses		9,165,136	9,219,801	(54,665)	(0.6)	9,081,127	9,117,416	(36,289)	(0.4)
Net income		20,324,366	19,337,920	986,446	5.1	20,043,200	19,101,368	941,832	4.9
Attributable to									
Equity holders of the Bank		20,242,989	19,217,876	1,025,113	5.3	20,043,200	19,101,368	941,832	4.9
Minority interest		81,377	120,044	(38,667)	(32.2)	-	-	-	-
		20,324,366	19,337,920	986,446	5.1	20,043,200	19,101,368	941,832	4.9
Basic earnings per share	**Baht**	10.60	10.07	0.53	5.3	10.50	10.01	0.49	4.9
Weighted average number of ordinary shares	**Thousand shares**	1,908,843	1,908,843	-	-	1,908,843	1,908,843	-	-

Document No. 4

Summary of financial results
for the year ended December 31, 2008

Summary of significant items in 2008 and the fourth quarter of 2008

in Million Baht

Item	2008	2007	Year-on-year difference	2008 Q4	2008 Q3	Quarter-on-quarter difference
Profit before provisions and tax	35,533	33,560	1,973	9,320	7,262	2,058
Profit before tax	29,124	28,219	905	6,986	6,195	791
Income tax	9,081	9,118	(37)	1,800	1,983	(183)
Net profit	20,043	19,101	942	5,186	4,212	974
Earnings per share	10.50	10.01	0.49	2.72	2.21	0.51
NII	52,724	46,834	5,890	13,438	13,432	6
NIM	3.36	3.16	0.20	3.36	3.37	(0.01)
ROA	1.23	1.26	(0.03)	1.23	1.03	0.20
ROE	11.82	11.94	(0.12)	12.10	9.87	2.23

in Million Baht

Item	December 2008	December 2007	Year-on-year difference
Loans	1,171,716	1,035,391	136,325
Deposits	1,311,477	1,267,068	44,409
NPLs	54,636	81,671	(27,035)

Bangkok Bank reported preliminary results for 2008 with a net profit for the year of Baht 20.0 billion and profit before provisions and tax of Baht 35.5 billion, an increase from the previous year of 4.9 percent and 5.9 percent, respectively.

In 2008, the bank reported good loan growth, with higher revenue from net interest income, fee income and foreign exchange gain, where the increase in revenue was higher than the increase in non-interest expenses.

Loans in 2008 rose by 13.2 percent to Baht 1,171.7 billion. The growth was largely due to increased requirements from business clients for working capital and investment needs. Deposits grew by 3.5 percent to Baht 1,311.5 billion.

During the year, the bank continued to focus on resolving non-performing loans (NPLs) and at the end of the year, NPLs declined by 33.1 percent or by Baht 27.0 billion to Baht 54.6 billion. The ratio of NPLs to total loans fell to 4.6 percent compared to 7.9 percent at the end of December 2007.

In 2008, fee income increased by Baht 1.6 billion or by 10.2 percent year-on-year to Baht 17.2 billion. This was the result of higher volumes of transactions in basic banking services such as ATMs, credit cards and fund transfers as well as significant increase in non-traditional products such as mutual funds and bancassurance. Gain on foreign exchange also increased by 7.4 percent from the previous year to Baht 4.3 billion.

The investment portfolio reported a loss of Baht 3.0 billion, largely due to impairment charges for investments in debt securities which have been affected by the fluctuations in the US financial markets.

Non-interest expenses in 2008 amounted to Baht 37.4 billion, increasing by 6.6 percent from 2007, with higher expenditure on personnel and premises due to branch network expansion.

Loan loss reserves at the year-end amounted to Baht 59.8 billion, and the coverage ratio increased to 109.4 percent of NPLs. Provisioning expenses in 2008 amounted to Baht 6.4 billion or about 57 basis points of average loans. Corporate income tax expenses decreased marginally by Baht 37 million to Baht 9.1 billion and the effective tax rate was approximately 31.2 percent of pre-tax profit.

Shareholders' equity as of December 31, 2008, totaled Baht 173.2 billion. With the inclusion of the net profit for the second half of 2008, the bank's capital adequacy ratio and Tier 1 capital ratio under the newly revised Bank of Thailand requirements using Basel 2 guidelines were approximately 14.6 percent and 11.9 percent, respectively. Earnings per share for 2008 amounted to Baht 10.50 per share, up from Baht 10.01 per share last year.

Important items on the balance sheet

Total assets

in Million Baht

Item	December 2008	December 2007	Year-on-year difference
Total assets	**1,659,844**	**1,575,799**	**84,045**
Interbank and money market items	134,391	166,044	(31,653)
Securities purchased under resale agreements	-	10,200	(10,200)
Net investments in securities	286,458	316,341	(29,883)
Loans	1,171,716	1,035,391	136,325
Net foreclosed properties	29,620	33,786	(4,166)
Derivative Revaluation	9,467	3,250	6,217

Total assets, as of December 31, 2008, amounted to Baht 1,659.8 billion, an increase of Baht 84.0 billion compared with December 31, 2007. There was a significant change in the asset composition, with loans increasing by Baht 136.3 billion while net investments in securities and interbank and money market assets declined by Baht 29.9 billion and 31.7 billion, respectively.

The loan portfolio increased by 13.2 percent to Baht 1,171.7 billion, largely due to an increase in financing requirements for working capital and investments from business customers. The loan portfolio is now 70.6 percent of total assets compared to 65.7 percent at the end of December 2007 while investments in securities and interbank and money market assets both declined. The securities portfolio declined by 9.4 percent to Baht 286.5 billion, but is still significant at 17.3 percent of total assets. Meanwhile, interbank and money market assets decreased by 19.1 percent to Baht 134.4 billion. There are no outstanding reported under securities purchased under resale agreements due to a change in accounting treatment where items are now recorded as interbank and money market items. Net foreclosed assets continued to decline with ongoing disposals, amounting to Baht 29.6 billion at the end of December 2008, a decline of Baht 4.2 billion from December 2007.

Total liabilities

in Million Baht

Item	December 2008	December 2007	Year-on-year difference
Total liabilities	**1,486,666**	**1,411,407**	**75,259**
Deposits	1,311,477	1,267,068	44,409
Interbank and money market items	52,884	58,107	(5,223)
Borrowing	68,228	42,055	26,173
Other liabilities	21,970	21,598	372
Derivative Revaluation	15,174	3,021	12,153
Shareholders' equity	**173,177**	**164,392**	**8,785**

Total liabilities, as of December 31, 2008, amounted to Baht 1,486.7 billion, an increase of Baht 75.3 billion from the end of 2007, largely due to the Baht 44.4 billion increase in deposits to Baht 1,311.5 billion. Deposits remained as the largest proportion of total liabilities at 88.2 percent. Borrowings increased by Baht 26.2

billion to Baht 68.2 billion, mostly from the issuance of bills of exchange to retail depositors. However, liabilities under interbank and money market transactions fell by Baht 5.2 billion to Baht 52.9 billion. The loan to deposit ratio rose from 81.7 percent at the end of 2007 to 89.3 percent at the end of 2008.

Shareholders' equity, as of December 31, 2008, totaled Baht 173.2 billion, an increase of Baht 8.8 billion, or 5.3 percent, from the end of 2007.

Classified loans and loan loss reserves

Classified loans and loan loss reserves from loan classifications in Million Baht

	Loans & Accrued Interest Receivable*			Amount of Reserves Required by BOT**		
	December 2008	September 2008	December 2007	December 2008	September 2008	December 2007
Normal	1,094,358	1,080,428	937,199	6,479	4,819	4,137
Special Mentioned	26,087	25,911	19,570	207	189	191
Substandard	9,151	12,033	9,410	1,748	2,221	3,148
Doubtful	9,704	9,441	9,951	3,669	3,457	3,787
Doubtful of Loss	35,807	45,681	62,333	15,774	22,383	36,416
Total	**1,175,107**	**1,173,494**	**1,038,463**	**27,877**	**33,069**	**47,679**
Plus loan loss reserves in excess of minimum required				25,521	21,915	15,237
Loan loss reserves from loan classification				**53,398**	**54,984**	**62,916**
Plus allowance for valuation from loan restructuring				6,370	5,367	4,083
Total loan loss reserves				**59,768**	**60,351**	**66,999**

* Excluding Interbank and money market items amounting to Baht 11.6 billion

** Excluding allowance for doubtful accounts on Interbank and money market items of Baht 30 million

in Million Baht

Item	December 2008	September 2008	December 2007	December 2008 in comparison to September 2008	December 2008 in comparison to December 2007
Non- performing loans (NPLs)*	54,636	67,087	81,671	(12,451)	(27,035)
Total loans used for NPLs ratio calculation*	1,183,318	1,205,951	1,038,631	(22,633)	144,687
NPLs as percentage of total loans	4.6	5.6	7.9	(1.0)	(3.3)
Loan loss reserve	59,768	60,351	66,999	(583)	(7,231)
Loan loss reserve coverage of NPLs	109.4	90.0	82.0	19.4	27.4

* Excluding interest receivable but including Interbank and money market items

In 2008, the bank restructured loans amounting to Baht 74.5 billion, and the outstanding amount of restructured loans decreased from Baht 123.3 billion at the end of December 2007 to Baht 111.6 billion at the end of December 2008. Non-performing loans (NPLs) as at the end of 2008 declined from Baht 81.7 billion at the end of 2007 to Baht 54.6 billion. The ratio of NPLs to total loans declined from 7.9 percent at the end of December 2007 to 4.6 percent at the end of December 2008.

In 2008, total provisioning expenses amounted to Baht 6.4 billion, and total loan loss reserves at the end of 2008 was Baht 59.8 billion. This exceeded the provisioning requirements of the Bank of Thailand by Baht 25.5 billion or 74.5 percent. The loan loss reserve coverage of NPLs was 109.4 percent, compared to 82.0 percent at the end of December 2007.

Capital reserves and capital adequacy ratio as required by the BOT

in Million Baht

Item	December 2008	September 2008	December 2007	December 2008 in comparison to	
				September 2008	December 2007
Tier 1 capital	142,237	141,918	126,476	319	15,761
Tier 2 capital	33,408	32,816	27,086	592	6,322
Total capital	**175,645**	**174,734**	**153,562**	**911**	**22,083**

As of December 31, 2008, the bank had legal capital reserves of Baht 175.6 billion, and Tier 1 capital of Baht 142.2 billion. Under the Bank of Thailand's new requirements using Basel 2 guidelines, the bank's total capital adequacy ratio was approximately 13.8 percent, and the Tier 1 capital ratio was approximately 11.2 percent. With the inclusion of the net profit for the second half of 2008, the total capital adequacy ratio and the Tier 1 capital ratio would be approximately 14.6 percent and 11.9 percent, respectively.

Significant items in the statement of income for the year 2008 and the fourth quarter of 2008

Statement of income

in Million Baht

Item	2008	2007	Year-on-year difference	2008		Quarter-on-quarter difference
				Q4	Q3	
Net interest and dividend income	52,724	46,834	5,890	13,438	13,432	6
Non-interest income	20,202	21,795	(1,593)	5,395	3,243	2,152
Non-interest expenses	37,393	35,069	2,324	9,513	9,413	100
Profit before provisions and tax	35,533	33,560	1,973	9,320	7,262	2,058
Provisioning expenses	6,409	5,341	1,068	2,334	1,067	1,267
Profit before tax	29,124	28,219	905	6,986	6,195	791
Income tax	9,081	9,118	(37)	1,800	1,983	(183)
Net profit	**20,043**	**19,101**	**942**	**5,186**	**4,212**	**974**

Net profit

In 2008, profit before provisions and tax amounted to Baht 35.5 billion while net profit was Baht 20.0 billion, representing an increase of Baht 2.0 billion and Baht 942 million, respectively, from 2007. Revenue increased with higher net interest income, fees and service income and gain on foreign exchange. While non-interest expenses also rose, however, the amount was lower than the increase in revenue. Provisioning expenses increased by Baht 1.1 billion to Baht 6.4 billion while corporate income tax decreased by Baht 37 million to Baht 9.1 billion.

When comparing the fourth quarter of 2008 with the previous quarter, the bank's profit before provision and tax increased by Baht 2.1 billion to Baht 9.3 billion and net profit rose by Baht 974 million to Baht 5.2 billion, with the improvement largely from the increase in the non-interest income by Baht 2.2 billion. This was because in the previous quarter, the bank had a net loss on the investment portfolio amounting to Baht 2.5 billion, after taking impairment charges for the debt securities portfolio. However, the loss on investments in this quarter declined substantially by Baht 2.3 billion to Baht 191 million. Non-interest expenses increased by Baht 100 million while provisioning expenses rose by Baht 1.3 billion and corporate tax income decline by Baht 183 million, respectively.

Net interest and dividend income

in Million Baht

Item	2008	2007	Year-on-year difference	2008 Q4	2008 Q3	Quarter-on-quarter difference
Interest and dividend income	**79,912**	**79,719**	**193**	**20,673**	**20,225**	**448**
▫ Loans	63,649	58,367	5,282	17,107	16,572	535
▫ Interbank and money market items	4,981	8,350	(3,369)	1,062	1,122	(60)
▫ Investments	11,282	13,002	(1,720)	2,504	2,531	(27)
Interest expenses	**27,188**	**32,885**	**(5,697)**	**7,235**	**6,793**	**442**
▫ Deposits	23,553	29,022	(5,469)	6,310	5,870	440
▫ Interbank and money market items	612	1,833	(1,221)	(30)	32	(62)
▫ Borrowings	3,023	2,030	993	955	891	64
Net interest and dividend income	**52,724**	**46,834**	**5,890**	**13,438**	**13,432**	**6**
Net interest margin	**3.36**	**3.16**	**0.20**	**3.36**	**3.37**	**(0.01)**

Net interest income in 2008 increased by Baht 5.9 billion or 12.6 percent from 2007 to Baht 52.7 billion and the net interest margin improved from 3.16 percent to 3.36 percent. Interest income on loans increased by Baht 5.3 billion to Baht 63.6 billion, due to higher loan volumes. However, income on interbank and money market items fell by Baht 3.4 billion to Baht 5.0 billion, partly because of lower volumes and partly from lower returns. Interest income on investments also declined by Baht 1.7 billion to Baht 11.3 billion as a result of a lower level of investments. Meanwhile, interest expenses fell by Baht 5.7 billion or 17.3 percent from 2007 to Baht 27.2 billion with lower interest expenses on both deposits and on interbank and money market items, in line with declining interest rates. However, interest expenses on borrowings increased by Baht 993 million with higher levels of domestic bills of exchange.

When compared to the previous quarter, the Bank's net interest income for the fourth quarter of 2008 rose by Baht 6 million, while the net interest margin decreased from 3.37 percent to 3.36 percent. Interest and dividend income for this quarter rose by Baht 448 million, or 2.2 percent, mostly from higher interest income on loans which rose by Baht 535 million from yield improvement. Interest expenses increased by Baht 442 million, mostly from higher interest expenses on deposits which rose by Baht 440 million. This was partly due to the increase in deposits and partly because of higher deposit interest rates in this quarter.

Non-interest income

in Million Baht

Item	2008	2007	Year-on-year difference	2008 Q4	2008 Q3	Quarter-on-quarter difference
Fees and service income	17,222	15,628	1,594	4,138	4,338	(200)
Gain on investments	(2,976)	576	(3,552)	(191)	(2,518)	2,327
Gain on foreign exchange	4,256	3,961	295	1,001	1,038	(37)
Gain on disposal of assets	1,267	1,216	51	352	247	105
Other income	433	414	19	95	138	(43)
Total non-interest income	**20,202**	**21,795**	**(1,593)**	**5,395**	**3,243**	**2,152**

Non-interest income from regular banking services increased in 2008 from the prior year. Fees and service income increased by Baht 1.6 billion or 10.2 percent to Baht 17.2 billion from services such as ATMs, credit cards, fund transfers, mutual funds and bancassurance. Gain on foreign exchange also increased by Baht 295 million or 7.4 percent to Baht 4.3 billion. However, the investment portfolio had a net loss of Baht 3.0 billion, mostly from the impairment expenses on the investment in the debt securities issued by Lehman Brothers Holding, USA. As a result, non-interest income in 2008 declined by Baht 1.6 billion from the previous year to Baht 20.2 billion.

When compared with the previous quarter, the bank's non-interest income in the fourth quarter of 2008 rose by Baht 2.2 billion, mostly due the decline in the net loss on investments by Baht 2.3 billion. The gain

on the sale of assets also increased by Baht 105 million. However, the gain on foreign exchange decreased by Baht 37 million, while fees and service income and other income decreased by Baht 200 million and Baht 43 million, respectively.

Non-interest expenses

in Million Baht

Item	2008	2007	Year-on-year difference	2008 Q4	2008 Q3	Quarter-on-quarter difference
Personnel expenses	13,680	11,992	1,688	3,694	3,350	344
Premises and equipment expenses	7,064	6,317	747	1,930	1,704	226
Taxes and duties	2,596	2,996	(400)	415	734	(319)
Fees and service expenses	3,953	3,784	169	1,060	945	115
Contribution to the Financial Institutions Development Fund	4,774	4,716	58	1,192	1,193	(1)
Other expenses	5,326	5,264	62	1,222	1,487	(265)
Total non-interest expenses	**37,393**	**35,069**	**2,324**	**9,513**	**9,413**	**100**

The bank's non-interest expenses in 2008 totaled Baht 37.4 billion, an increase of Baht 2.3 billion or 6.6 percent compared with the previous year, with the expenses in most categories rising. The major items were the premises and equipment expenses which rose by Baht 747 million to Baht 7.1 billion, as a result of branch and ATM network expansion. Personnel expenses also increased by Baht 1.7 billion or 14.1 percent to Baht 13.7 billion, partly due to the special cost-of-living allowance given to staff and partly from the increase in headcount by 1,118 persons.

When compared to the previous quarter, non-interest expenses in the fourth quarter of 2008 rose by Baht 100 million, or 1.1 percent, with the major items being the increase in personnel expenses of Baht 344 million, and the increase in premise and equipment expenses of Baht 226 million.

Expenses from loan loss and doubtful accounts

In 2008, provisioning expenses for bad debts and doubtful accounts amounted to Baht 494 million, while the provision for loss on debt restructuring amounted to Baht 5.9 billion. Therefore, the total provisioning expenses amounted to Baht 6.4 billion, an increase of Baht 1.1 billion from the previous year. This is about 57 basis points of average loans, compared to 54 basis points of average loans in 2007.

The provisioning expenses in the fourth quarter of 2008 amounted to Baht 2.3 billion, an increase of Baht 1.3 billion from the third quarter of 2008.

Corporate income tax

In 2008, the bank's corporate income tax expenses decreased by Baht 37 million from the previous year to Baht 9.1 billion, and the effective tax rate was 31.2 percent of pre-tax profit, compared to 32.3 percent in 2007.

The corporate income tax expenses in the fourth quarter declined by Baht 183 million from the previous quarter to Baht 1.8 billion.

END